1(404) 815-2227
reypascual@paulhastings.com

January 6, 2012	76551.00006

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Justin Dobbie, Legal Branch Chief

Re:	Greenway Medical Technologies, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed December 5, 2011
File No. 333-175619

Dear Mr. Dobbie:

Reference is made to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on July 15, 2011 (the “Registration Statement”). Greenway Medical Technologies, Inc. (the “Company”) is filing this letter in response to comments received from the staff of the Commission (the “Staff”) by letter dated December 15, 2011 with respect to Amendment No. 3 to the Registration Statement filed on December 5, 2011.  The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which we have incorporated into this response letter for convenience. These responses are made on behalf of the Company. The Company expects to electronically file Amendment No. 4 to the Registration Statement (“Amendment No. 4”) to incorporate the responses set forth herein, and to include the expected price range for the offering, as well as to include certain other updates to the information contained therein.

Staff Comments and Company Responses

Summary of Financial Data, page 8

1.
Reference is made to your disclosure that the balance sheet data gives effect to the automatic conversion of all outstanding shares of convertible preferred stock into 8,842,104 shares of common stock upon the closing of this offering.  In this regard, revise your disclosure on page 8 and elsewhere is the filing, where applicable, to include the calculation of the number of common shares that will result from the conversion of preferred shares such that it can be readily determinable from the information provided.

In response to the Staff’s comment, the Company will revise the applicable disclosures and include such information in Amendment No. 4.

Annual Cash Incentives, page 75

2.
We note your response to our prior comment 2 and reissue the comment as to the target sales bookings.  Please explain more specifically how a competitor could use a historical target in a way that would lead to substantial harm to your competitive position.  Please also explain in more detail how the target, if disclosed, could be treated as guidance to the market, such that it would cause competitive harm to you.  Otherwise, please confirm that you will disclose the target.  Please also refer to our comment 5 in our letter to you dated December 6, 2011 regarding your request for confidential treatment.

U.S. Securities and Exchange Commission
January 6, 2012

In response to the Staff’s comment, the Company will revise the disclosure in Amendment #4 to include the 2011 fiscal year sales bookings target.

3.	Please revise the first full paragraph on page 76 to disclose the company’s actual revenue and EBITDA results for the 2011 fiscal year.

In response to the Staff’s comment, the Company will revise the disclosure in Amendment No. 4 to provide actual revenue and EBITDA results for the 2011 fiscal year. Additionally, the Company will include disclosure regarding actual sales bookings for the 2011 fiscal year.

Principal and Selling Stockholders, page 87

4.
Please refer to comment 35 in our letter dated August 11, 2011 and your response on August 26, 2011.  Please advise whether any of the selling stockholders are broker dealers or affiliates of broker dealers.

In response to the Staff’s comment, the Company will include the applicable information regarding selling stockholders in Amendment No. 4.

5.
We note that the last beneficial owner identified in the table on page 90 as “All other selling stockholders” consists of the combined beneficial ownership of 33 selling stockholders.  Please revise to identify all selling stockholders and the associated number of shares being offered or explain why you believe you are not required to do so.

The Company has combined the beneficial ownership of 33 selling stockholders, who together own less than 1% of the Company’s stock, in reliance on the Staff’s Compliance & Disclosure Interpretations Section 240.01 for Regulation S-K, which states “Item 507 of Regulation S-K requires certain disclosure concerning each selling shareholder for whose account the securities being registered are to be offered. The Division staff has permitted this disclosure to be made on a group basis, as opposed to an individual basis, where the aggregate holding of the group is less than 1% of the class prior to the offering. Where the aggregate holding of the group is less than 1% of the class but for a few major shareholders, the disclosure for the members of the group other than the major shareholders also may be made on a group basis.” To the Company's knowledge, this Staff interpretation has not been superceded or contradicted. In addition, following a review of similar filings of other issuers this presentation of selling stockholders appears to be a common practice.

Balance Sheet, page F-24

6.
We note your response and revised disclosure to our prior comment number three.  Please tell us and revise the notes to the unaudited financial statements to clearly explain how each amount presented in the pro forma stockholders’ equity column on the balance sheet was determined or calculated.  Additionally, revise the notes to include your calculation for pro forma net loss per share and pro forma weighted-average common shares outstanding.  Note that pro forma per share information only for the latest year and most recent interim period should be provided.  Please revise accordingly.

U.S. Securities and Exchange Commission
January 6, 2012

In response to the Staff’s comment, the Company will revised the applicable disclosure in Amendment No. 4 to provide details on how the amounts presented in the pro forma shareholders’ equity column were determined.  Amendment No. 4 will also contain a revision of the notes to the financial statements to include calculation of pro forma share and per share information for both the latest year and most recent interim period.

Other

7.	Please provide currently dated consents from the independent public accountants in any future amendments.

The Company confirms it will provide currently dated consents from its independent public accountant, Grant Thornton LLP.

****************

The Company respectfully requests the Staff’s assistance in completing the review of the responses contained in this letter as soon as possible.  Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding this response letter to me at 404-815-2227.

Very truly yours,

/s/ Reinaldo Pascual

Reinaldo Pascual
of PAUL HASTINGS LLP

 RP:mr
Attachments

cc:    Effie Simpson – SEC
Jean Yu – SEC
Susan Block – SEC